

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

June 15, 2009

Mr. Thomas R. Donahue
Chief Financial Officer
Federated Investors, Inc.
Federated Investors Tower
Pittsburgh, PA 15222

> **RE: Form 10-K for the fiscal year ended December 31, 2008**
> **Form 10-Q for the quarter ended March 31, 2009**
> **File No. 1-14818**

Dear Mr. Donahue:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief